Citigroup Inc.	Pricing Sheet No. 2015-CMGNG0591 dated June 24, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0591 dated June 15, 2015 Registration Statement No. 333-192302 Filed Pursuant to Rule 433

PLUS Based on the S&P GSCITM Excess Return Due July 28, 2016

Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

PRICING TERMS—JUNE 24, 2015
Underlying index:		The S&P GSCITM Excess Return (ticker symbol: “SPGCCIP”)
Aggregate stated principal amount:		$652,000
Stated principal amount:		$1,000 per security
Pricing date:		June 24, 2015
Issue date:		June 29, 2015
Valuation date:		July 25, 2016, subject to postponement if such date is not a scheduled trading day
Maturity date:		July 28, 2016
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity, you will receive the following amount:

▪  If the final index level is greater than the initial index level:
$1,000 + the leveraged return amount, subject to the maximum return at maturity

▪  If the final index level is less than or equal to the initial index level:
$1,000 × the index performance factor

If the underlying index declines from the initial index level to the final index level, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount. You may lose up to all of your investment.

Initial index level:		308.6000, the closing level of the underlying index on the pricing date
Final index level:		The closing level of the underlying index on the valuation date
Index performance factor:		The final index level divided by the initial index level
Index percent increase:		The final index level minus the initial index level, divided by the initial index level
Leveraged return amount:		$1,000 × the index percent increase × the leverage factor
Leverage factor:		150.00%
Maximum return at maturity:		$132.50 per security (13.25% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $1,132.50 per security.
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17298CCH9 / US17298CCH97
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per security:	$1,000	$17.50(2)	$977.50
$5.00(3)
Total:	$652,000	$14,670.00	$637,330.00

(1) On the pricing date, the estimated value of the securities is $966.40 per security, which is less than the issue price. The estimated value of the securities is based on CGMI's proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $22.50 for each $1,000 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management and their financial advisors, will collectively receive from CGMI a fixed selling concession of $17.50 for each $1,000 security they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.
(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $5.00 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated June 15, 2015

Underlying Supplement No. 3 dated November 13, 2013	Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not futures contracts and are offered pursuant to an exemption from regulation under the Commodity Exchange Act. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission. The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

S&P GSCITM is a trademark of S&P Dow Jones Indices LLC (“S&P Dow Jones”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones. S&P Dow Jones makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P Dow Jones has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including the related preliminary pricing supplement and an accompanying underlying supplement and prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying underlying supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying underlying supplement and prospectus supplement and prospectus by calling toll-free 1-800-831-9146.